SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                              AMENDED SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            VIAVID BROADCASTING, INC.
                            -------------------------
                                (Name of Issuer)


                          COMMON STOCK $.001 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)


                                   925552 10 1
                           --------------------------
                                 (CUSIP Number)


                                  Robert Gamon
                              4768 Woodgreen Drive
                        West Vancouver, British Columbia
                                     V7S 2Z8

                              Phone: (604) 922-1695
                      ------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 MARCH 14, 2000
                      ------------------------------------
                       Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 925552 10 1
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1.        Name of Reporting Person                                              Robert Gamon
          S.S. or IRS  Identification  No. of Above
          Person                                                                Not Required
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2.        Check the  Appropriate Box if a Member of                             (a)   [ ]
          a Group                                                               (b)   [X]
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3.        SEC Use Only
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4.        Source of Funds                                                       PF
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5.        Check if Disclosure of Legal  Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                            Not Applicable
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6.        Citizenship or Place of Organization                                  Canada
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          Number  of Shares  Beneficially  Owned by
          Reporting Person:
                                                     7) Sole Voting             1,635,000
                                                          Power
                                                     ----------------------------------------------------------------
                                                     8) Shared Voting
                                                          Power
                                                     ----------------------------------------------------------------
                                                     9) Sole Dispositive        1,635,000
                                                     ----------------------------------------------------------------
                                                     10) Shared
                                                           Despositive
                                                           Power
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11.       Aggregate  Amount  Beneficially  Owned By
          Each Reporting Person                                                 1,635,000
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12.       Check  if  the  Aggregate  Amount  in Row
          (11) Excludes Certain Shares                                          Not Applicable
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13.       Percent  of Class  Represented  by Amount
          in Row (11)                                                           25%
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14.       Type of Reporting Person                                              IN

ITEM 1.           SECURITY AND ISSUER.

         The class of equity securities to which this Statement relates is shares of common stock, par value $.001 per share (the "Shares"), of ViaVid
Broadcasting, Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 3955 Graveley Street, Burnaby, British Columbia, Canada V5C 3T4.

ITEM 2.           IDENTITY AND BACKGROUND.

         This Statement is being filed by Robert Gamon ("Holder."). Holder is a citizen of Canada with an address at 4768 Woodgreen Drive, West Vancouver, British Columbia V7S 2Z8. The Holder has been employed as follows:

         Holder joined the board of directors of ViaVid Broadcasting, Inc. on November 23, 1999. Holder has been a director of our subsidiary, ViaVid Broadcasting Corp. since November, 1998. Holder was an investment advisor with Pacific International Securities of Vancouver, British Columbia from November, 1997 to November, 1999. Holder was an investment advisor with Georgia Pacific Securities of Vancouver, British Columbia from 1991 to November, 1997.

         Holder has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Holder purchased 1,000 shares in ViaVid Broadcasting Corp., the Canadian Subsidiary for $0.01 per share. Those shares were exchanged for 1,700,000 shares of ViaVid Broadcasting, Inc. a Nevada Corporation in accordance with an acquisition agreement dated January 26, 1999. The shares were originally held of record by 549419 BC Ltd. in which Mr. Gamon was the sole shareholder. The shares are now held of record by 595871 BC Ltd., a private company in which Mr. Gamon is the sole shareholder.

ITEM 4.           PURPOSE OF TRANSACTION.

         The purpose or purposes of the acquisition of the Shares by Holder was a passive investment. Holder is a Director of the Company. Depending on market conditions and other factors, Holder may acquire additional Shares as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Holder also reserves the right to dispose of some or all of its Shares in the open market, in privately negotiated transactions to third parties or otherwise.

         As of the date hereof, except as described herein, Holder does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's Certificate of Incorporation or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

         Pursuant to Rule 144, the Holder is entitled to sell 1% of the issued and outstanding Common Stock of the Company each quarter. Depending on market conditions, the Holder may exercise this right each quarter.

         The Company has plans to seek to raise additional equity capital. The Holder is unable to state at this time the terms on which such equity capital will be raised or whether or not the Company will be successful in raising that capital.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of March 14, 2000, Holder holds beneficially the following securities of the Company.


                                                 Percentage of shares of Common
Title of security               Amount                       Stock (1)
--------------------        ---------------    ---------------------------------
Common Stock                   1,635,000                      25%

-------------------

(1) Calculated in accordance with Rule 13d-3. The 1,635,000 shares of common stock beneficially owned by Holder are held of record by 595871 BC Ltd., a private company controlled by Holder.

         (b) Holder has the sole power to vote or to direct the vote of the Shares held by him and has the sole power to dispose or to direct the disposition of the Shares held by him.

         (c) The Holder has effected the following sales of the Company's securities during the 60 days prior to March 14, 2000.

--------------------------------------------------------------------------------------------
Date of                   No. of Shares      Price per       Where and How Transaction was
Transaction                                  Share           Effected
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January 27/00             1,000              4.875           Open Market - OTC BB
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January 27/00             2,000              4.50            Open Market - OTC BB
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January 31/00             1,000              4.375           Open Market - OTC BB
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January 31/00             1,000              4.50            Open Market - OTC BB
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January 31/00             1,000              4.53125         Open Market - OTC BB
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February 1/00             1,500              4.50            Open Market - OTC BB
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February 2/00             1,500              4.25            Open Market - OTC BB
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February 3/00             1,000              4.125           Open  Market - OTC BB
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February 10/00            1,500              4.0625          Open Market - OTC BB
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February 14/00            2,000              4.00            Open Market - OTC BB
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February 22/00            3,000              3.40625         Open Market - OTC BB
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March 3/00                3,000              3.1875          Open Market - OTC BB
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March 14/00               2,000              3.50            Open Market - OTC BB
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March 14/00               700                3.25            Open Market - OTC BB
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March 14/00               42,800             3.00            Open Market - OTC BB
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         (d)      Not applicable

         (e)      Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  None


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  None

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:   March 14, 2000              /s  Robert Gamon/
                                      ------------------
                                           Holder